FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

11 March 2016

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2014 as a part of variable pay for the performance year ended 31 December 2013.

On 10 March, the second tranche of the Awards granted in 2014 vested and the following transactions took place in London. The net number of Shares which have vested is required to be retained for six months. The third and final tranche of deferred shares will vest in March 2017.

Directors

Name	Total number of Shares released	Additional Shares issued in lieu of the 2015 4th interim dividend1	Shares sold to cover withholding tax at £4.5243 per Share	Shares vested (net)
Stuart Gulliver	34,340	2,195	16,140	18,200
Iain Mackay	20,116	1,286	9,455	10,661
Marc Moses	20,114	1,285	9,454	10,660

Other PDMRs

Name	Total number of Shares released	Additional Shares issued in lieu of the 2015 4th interim dividend1	Shares sold to cover withholding tax at £4.5243 per Share	Shares vested (net)
Mohammad Al Tuwaijri	28,181	1,801	0	28,181
Samir Assaf	59,991	3,833	28,196	31,795
Peter Boyles	19,351	1,236	8,708	10,643
Patrick Burke	15,117	966	8,439	6,678
John Flint	26,921	1,720	12,653	14,268
Pierre Goad2	12,873	823	6,051	6,822
Pam Kaur	14,080	900	6,618	7,462
Stuart Levey	32,183	2,056	15,127	17,056
Paulo Maia	9,970	637	4,265	5,705
Antonio Simoes	16,338	1,045	7,679	8,659
Peter Wong	30,849	1,971	4,628	26,221

1 At USD6.3185 per Share being the average closing price of the Company's Shares on the London Stock Exchange between 22 and 26 February 2016 converted into USD.
2 Not subject to minimum six month retention period.

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 11 March 2016